UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Tianjin Dilang Transaction

On April 3, 2023, Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying IoT”), a wholly-owned subsidiary of Jiangsu EZGO Electronic Technologies, Co., Ltd., the variable interest entity of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), entered into an equity transfer agreement (the “Agreement”) with Tianjin Mizhiyan New Energy Technologies Co., Ltd. (“Mizhiyan”) and Tianjin Dilang Technologies Co., Ltd. (“Tianjin Dilang”) for the transfer of 80% of equity interest of Tianjin Dilang from Yizhiying IoT to Mizhiyan for an aggregate of cash consideration of RMB 2,240,000 (approximately US$325,667) (the “Consideration”) by April 10, 2023. Pursuant to the Agreement, Yizhiying IoT agreed to waive its creditor’s rights against Tianjin Dilang as of April 3, 2023 and complete the government record filing process for the transfer of 80% of equity interest within 5 business days after receipt of the Consideration.

On April 10, 2023, the Consideration was paid by Mizhiyan and the government record filing for the transfer of 80% of equity interest of Tianjin Dilang was completed on April 11, 2023.

All U.S. Dollar amounts provided in this Current Report on Form 6-K (“Form 6-K”) are based on the currency exchange rate on April 3, 2023 of 6.8782 RMB to 1 USD.

A copy of the Agreement is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit	Description
99.1	Equity Transfer Agreement, dated as of April 3, 2023, by and among Changzhou Yizhiying IoT Technologies Co., Ltd., Tianjin Mizhiyan New Energy Technologies Co., Ltd. and Tianjin Dilang Technologies Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: April 18, 2023

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